August 27, 2019

Simon Dawson
Chief Executive Officer
StemGen, Inc.
1 Performance Drive, Suite F
Angleton, TX 77515

       Re: StemGen, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Filed August 21, 2019
           File No. 377-02705

Dear Mr. Dawson:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement #2 on Form S-1

Financial Statements, page F-1

1. Please include audited financial statements through your fiscal year ended June 30, 2019 in your filing. Refer to Rule 8-08 of Regulation S-X.
 Simon Dawson
StemGen, Inc.
August 27, 2019
Page 2

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456 with any other questions.



                                                            Sincerely,

FirstName LastNameSimon Dawson                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameStemGen, Inc.
                                                            and Services
August 27, 2019 Page 2
cc:       Robert Sonfield
FirstName LastName